NEWS RELEASE

December 22, 2005

Trading Symbol: AMM - TSX; AAU - AMEX

www.almadenminerals.com

Extension of Warrant Exercise Period Granted

Almaden Minerals Ltd. (the “Company”) announces that it has received conditional approval from the Toronto Stock Exchange to the extension of the time for the exercise of 68,355 Warrants (with an expiry date of December 30, 2005) to June 30, 2006, subject always that no such Warrant may be exercised after December 30, 2005 and before 10 business days from the date of this News Release and subject further that no warrant held by a person who is not at arms length to the Company may be exercised unless and until such exercise is authorized by a shareholders resolution duly passed at a meeting of the shareholders on which resolution no person not at arm’s length to the Company shall cast a vote either in person or by proxy.

On behalf of the Board of Directors

“J. Duane Poliquin”

_____________________

J. Duane Poliquin,

President and CEO

The Toronto Stock Exchange nor the American Stock Exchange, has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.